UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

First Solar, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

336433107
(CUSIP Number)

Lukas T. Walton
In care of:
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 336433107

1	NAMES OF REPORTING PERSONS
Lukas T. Walton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,841,358

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,841,358

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,841,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This filing constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2016 (the “Original Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) by Lukas T. Walton in respect of shares of the common stock (“Shares”) of First Solar, Inc.

Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following text:

Consistent with his prior disclosure, the Reporting Person has continued to evaluate his investment in the Issuer and has determined to decrease his personal investment in the Issuer in order to fund impact investments across a variety of social and environmental causes. With the cooperation of the Issuer, the Reporting Person sold 8,649,074 Shares in a sale registered pursuant to the Securities Act of 1933 (the “Registered Sale”). Upon the satisfaction of the conditions set forth in the underwriting agreement entered into in connection with the Registered Sale (as described in Item 6 of this Amendment), the Reporting Person sold such shares at a net price of $68.50 per Share on September 21, 2020.

The Reporting Person has further determined to contribute up to 8,649,074 Shares to charitable organizations, including to The Builders Initiative Inc. (“TBI”), a charitable private foundation controlled by the Reporting Person and exempt under Section 501(c)(3) of the Internal Revenue Code of 1986. The timing of such contributions is subject to the Reporting Person’s agreement, pursuant to the lock-up agreement described in Item 6 to this Amendment, to refrain from making such contributions within sixty days of the Registered Sale, and to such other considerations as the Reporting Person deems appropriate. Because the Reporting Person controls the voting and investment decisions of TBI, his contribution of Shares to TBI will not decrease his beneficial ownership of Shares. However, consistent with the charitable purpose of TBI, following his contribution of Shares to TBI the Reporting Person anticipates diversifying TBI’s holdings by selling Shares held by TBI at such times as the Reporting Person believes appropriate, upon consideration of the advice of TBI’s investment committee.

The Reporting Person has no further plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D at this time, but continues to reserve the right to undertake the continuous reevaluation of his investment in the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

Upon the closing of the Registered Sale, the Reporting Person is the beneficial owner of and has sole voting and dispositive power with respect to 13,841,358 Shares. Based on 105,967,668 outstanding Shares as of September 14, 2020, as reported by the Issuer in the Preliminary Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5)on September 16, 2020, the Shares beneficially owned by the Reporting Person represent approximately 13.1% of the Issuer’s outstanding Shares.

The disclosure regarding the Registered Sale set forth in Item 4 of this Amendment is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following text:

In connection with the Registered Sale, on September 16, 2020, the Reporting Person entered into customary forms of an underwriting agreement and lock-up agreement. As a successor to the Estate of John T. Walton, the Reporting Person is subject to a Registration Rights Agreement between the Issuer and the other signatories thereto, as affirmed by the Acknowledgment and Reaffirmation Agreement entered into by the Reporting Person and the other signatories thereto on September 15, 2020.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Exhibit A
Underwriting Agreement entered into September 16, 2020 in the form (the “Form of Underwriting Agreement”) set forth in Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2020, incorporated by reference thereto

Exhibit B	Lock-Up Agreement entered into September 16, 2020 in the form set forth as Exhibit A to the Form of Underwriting Agreement, incorporated by reference thereto

Exhibit C	Acknowledgment and Reaffirmation Agreement entered into September 15, 2020, filed herewith

Exhibit D	Registration Rights Agreement in the Form set forth as Exhibit 4.17 to Amendment No. 5 to Form S-1 filed by the Issuer with the SEC on November 2, 2006, incorporated by reference thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 21, 2020

By:	/s/ Lukas T. Walton
Name: Lukas T. Walton

5